FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   March, 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.
      ____________________________________________________________________
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech with the Prague Stock Exchange as required by its rules and regulations:

 The Sale of Teplarna Nachod Heat Supply Facility and Power Plant was Confirmed
                       by the Execution of Sale Agreement


Representatives of CEZ and Harpen CR, s. r. o., signed an agreement on the sale of the Teplarna Nachod heat supply facility and power plant which was a part of CEZ. Such sale of a part of an enterprise was previously approved by the respective statutory bodies of both companies; in the case of CEZ the sale was approved by its shareholders at the Extraordinary General Meeting held on February 24, 2003.

The bid of Harpen CR, s.r.o. was selected as the most favorable bid in the CEZ tender for the sale of the Teplarna Nachod heat supply facility and power plant.

CEZ has decided to sell the heat supply facility and power plant due to several reasons. The gradual opening up of the domestic as well as European markets for electricity means that CEZ needs to change its orientation from a company specializing mainly in production to a company engaged in both production and trading. Such process is closely connected with focusing the company's activities on its core business, i.e., the generation of electricity and provision of related services and optimization of its portfolio of sources so that it is strong enough to withstand the strong competition prevalent in the region of Central Europe.

Another reason for the sale is the need to continually increase labor productivity. This entails concentration on major power-generation sources, and the Teplarna Nachod heat supply facility and power plant, as well as another heating plant of CEZ, the Teplarna Dvur Kralove heat supply facility and power plant, are not viewed as being among such major power-generation sources. The supply of electricity generated in each of the aforementioned heating plants is based mainly on electricity that the plants are forced to generate while producing heat and the electricity so produced amounts to less than 0.1% of the total electricity supplies of CEZ. The sale also fully complies with the strategic plan of CEZ.

Therefore, CEZ announced a tender for the sale of the Teplarna Nachod heat supply facility and power plant (TNA) and the Teplarna Dvur Kralove heat supply facility and power plant (TDK). Fourteen entities were invited to participate in the tender for the sale of the heat supply facilities and power plants, of which 12 were business entities and 2 were towns in which the heat supply facilities and power plants operate (Nachod and Dvur Kralove). Expert opinions on both heat supply facilities and power plants were prepared by HZ Praha, spol. s r.o. There were 7 bids submitted in total, of which 4 were submitted with respect to the purchase of TNA and 3 were submitted with respect to the purchase of TDK. The bid price was the evaluation criterion used for the selection of the wining bid.

In the case of the Teplarna Dvur Kralove heating plant, it was decided that the existing tender would be cancelled due to the low bid and CEZ management resolved to repeat the tender in the future.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       CEZ, a. s.

                                               ___________________________
                                                     (Registrant)

Date: March 19, 2003

                                            By:___________________________

                                                   Libuse Latalova
                                            Head of Finance Administration